Exhibit 99.3

AcuityAds Holdings Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2021

Dated March 10, 2022

70 University Ave

Suite 1200

Toronto, ON M5J 2M4

www.acuityads.com

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

Management’s discussion & analysis

This Management’s Discussion and Analysis (“MD&A”) explains the variations in the consolidated operating results and financial position and cash flows of AcuityAds Holdings Inc. (“AcuityAds” or the “Company”) as at and for the three and twelve months ended December 31, 2021. This analysis should be read in conjunction with AcuityAds’ audited consolidated financial statements for the three and twelve months ended December 31, 2021, and related notes (the “Consolidated Financial Statements”). The Consolidated Financial Statements and extracts of those Consolidated Financial Statements provided in this MD&A, were prepared in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, using the accounting policies described therein. As a result of the rounding of dollar differences, certain total dollar amounts in this MD&A may not add exactly to their constituent amounts. All amounts are presented in Canadian dollars unless otherwise indicated. Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear. Readers are cautioned that this MD&A contains certain forward-looking information. (Please see the “Forward Looking Statements” section below for a discussion of the use of such information in this MD&A).

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The information in this report is dated as at March 9, 2021.

Non-IFRS Financial Measures

This MD&A includes certain measures which are not defined terms in accordance with IFRS such as “Net Revenue”, “Net Revenue margin”, and “Adjusted EBITDA”.

The term “Net Revenue” or Gross Profit refers to the net amount of revenue after deducting direct media costs. Net Revenue is used for internal management purposes as an indicator of the performance of the Company’s solution in balancing the goals of delivering excellent results to advertisers while meeting the Company’s margin objectives and, accordingly the Company believes it is useful supplemental information to include in this MD&A. The term “Net Revenue margin” or Gross Margin refers to the amount that “Net Revenue” represents as a percentage of total revenue for a given period.

“Adjusted EBITDA” refers to net income after adjusting for finance costs, impairment loss, fair value gain, income taxes, foreign exchange (gain) loss, depreciation and amortization, share-based compensation, acquisition and related integration costs, severance expenses, executive transition expenses and adjustments to the carrying value of investment tax credits receivable. The Company believes that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities before taking into consideration how those activities are financed and taxed and also prior to taking into consideration depreciation of property and equipment and certain other items listed above. It is a key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

“Net Revenue”, “Net Revenue margin”, and “Adjusted EBITDA” are not measures of performance under IFRS and should not be considered in isolation or as a substitute for comprehensive income (loss) prepared in accordance with IFRS or as a measure of operating performance or profitability. “Net Revenue”, “Net Revenue margin”, and “Adjusted EBITDA” do not have a standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A that are not current or historical factual information may constitute “forward-looking” statements within the meaning of applicable securities laws, regarding, among other things, the beliefs, plans, objectives, strategies, estimates, intentions or expectations of the Company, including as they relate to its financial results and its projected total revenue growth, its ability to execute on its investing and business strategies, the benefits of the illumin platform and AcuityAds’ programmatic marketing platform (the “Programmatic Marketing Platform”), and the effect of the COVID-19 pandemic on the Company’s business and operations. When used in this MD&A, forward looking statements can be identified by the use of words such as “may”, or by such words as “will”, “intend”, “believe”, “estimate”, “consider”, “expect”, “anticipate”, and “objective” and similar expressions or variations of such words. Forward-looking statements are, by their nature, not guarantees of the Company’s future operational or financial performance and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. No representation or warranty is intended with respect to anticipated future results, or that estimates, or projections will be sustained. Forward-looking information is provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operations. Forward-looking information may not be appropriate for other purposes.

In developing the forward-looking statements in this MD&A, the Company has applied several material assumptions, including the availability of financing on reasonable terms, and general business and economic conditions. The existence of the COVID-19 pandemic creates a unique environment in which to consider the likelihood of forward-looking statements being accurate and given the evolving circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the adverse impact of the pandemic will be on the global and domestic economy, the business, operations and financial position of the Company’s clients and the business, operations, and financial position of the Company. Many risks, uncertainties and other factors could cause the actual results of AcuityAds to differ materially from the results, performance, achievements, or developments expressed or implied by forward-looking statements that are contained in this MD&A. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, use of cookies, demand for the Company’s products and services, the Company’s ability to retain existing customers and attract new customers, including under the illumin platform; the Company’s ability to expand into additional advertising channels and expand its customer base in Canada, the U.S. and globally; the introduction of competing technologies, competitive pressures, network restrictions, fluctuations in foreign currency exchange rates, and other factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied in these forward-looking statements. In addition, the effects of COVID-19, including the duration, spread and severity of the pandemic, create additional risks and uncertainties for the Company. In particular, the impact of the virus and government authorities’ and public health officials’ responses thereto may affect the Company’s actual results, performance, prospects, or opportunities; domestic and global credit and capital markets and the Company’s ability to access capital on favorable terms, or at all; and the health and safety of the Company’s employees.

Any financial outlook and future-oriented financial information (as defined in applicable securities laws) contained in this MD&A regarding prospective financial performance, financial position or cash flows, is based on assumptions about future economic conditions or courses of action based on management’s assessment of the relevant information that is currently available. Future-oriented financial information contains forward-looking information and is based on a number of material assumptions and factors, as are set out above. The actual results of the Company’s operations for any period will likely vary from the amounts set forth in these projections and such variations may be material. Actual results will vary from projected results. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties elsewhere in this MD&A, actual events may differ materially from current expectations. These risks and uncertainties include, among other things, the factors discussed in “Risk Factors” section of this MD&A and under the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2021 available on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in the MD&A are expressly qualified in their entirety by this cautionary statement.

OVERVIEW

AcuityAds is a technology company that enables marketers to connect intelligently with audiences across video, mobile, social and online display advertising campaigns. AcuityAds’ Programmatic Marketing Platform, powered by proprietary machine learning technology, is at the core of its business, accompanied by patented solutions for analytics-led video and mobile targeting that leverages data. AcuityAds empowers marketers by offering near real-time reporting and analytics, bringing accountability to programmatic advertising to deliver business results and help solve the key challenges that digital advertisers face. AcuityAds is headquartered in Toronto and has offices in the U.S., Canada, Spain, France, Brazil, Chile, Mexico, Colombia and Argentina. Its key customers include both agencies and brands, including large Fortune 500 enterprises and small to mid-sized businesses. AcuityAds’ technology enables programmatic advertising, which is the automated buying and selling of advertising inventory electronically. The platform is based on proprietary machine learning technology, the branch of artificial intelligence involving systems that learn from data inputs and outputs and can perform actions without the need for explicit programming. The platform has the capability to process billions of bid requests on a daily basis. AcuityAds’ Programmatic Marketing Platform allows advertisers to manage their purchasing of online display advertising in real-time using programmatic ad buying, a method of buying online display advertising in which ad spots (called impressions) are released in an auction that occurs in milliseconds. AcuityAds purchases impressions for advertisers through agreements with publishers, ad networks and ad exchanges. Its technology platform benefits advertisers by enabling them to target specific audiences based on demographic and psychographic parameters as well as manage their bid amounts to purchase the advertising inventory that is most relevant for their campaigns. Real-time reporting enables advertisers to monitor specific performance metrics and react and pivot quickly to optimize campaigns to help ensure they achieve consumer targeting goals and key performance indicators. On October 1, 2020, the Company officially launched its advertising automation platform, illumin™. illumin is an advertising automation technology that offers planning, buying and omnichannel intelligence from a single platform, allowing advertisers to map their consumer journey playbooks across screens and execute in real-time using programmatic technology. illumin enables creation of consumer journeys with custom messages tied to propensity-scored audiences, increasing efficiency and return on advertising investments. For the three and twelve months ended December 31, 2021, revenue derived from illumin was $10,172,803 and $26,020,954 compared to $946,970 and $946,970 revenue in the comparable 2020 periods.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

RESULTS OF OPERATIONS

Significant developments during the twelve months ended December 31, 2021, and to the date of this report include the following:

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic which continued throughout 2021. While global economic conditions have improved in 2021 and many areas of the world experienced a respite in case counts delineating the first wave, the pandemic entered subsequent waves in 2021 following detection of new variants including the Delta and Omicron variants, with increased case outbreaks. In response, the Canadian federal and provincial governments as well as businesses mandated various measures, including: travel restrictions, restrictions on public gatherings and advisories, and the quarantine of people who may have been exposed to the virus. As the COVID-19 pandemic evolves, AcuityAds’s various offices continue to abide by the rules and regulations set by the national and local governments where those offices are located. Despite the COVID-19 pandemic and the Company’s changes to its work environment, AcuityAds continues to operate its business in the normal course. To date, none of the Company’s operations have closed down or otherwise been materially affected by the COVID-19 pandemic. Certain of the Company’s offices have been subject to government-mandated lockdowns for some periods of time. However, the Company’s staff has been able to perform their functions remotely without meaningful reductions in the Company’s ability to service its customers.

Based on the most recent trends, the Company does not expect the COVID-19 pandemic will have a material impact on its future revenues, as more consumers are consuming media digitally as they work from home, resulting in higher demand for digital advertising. The COVID-19 pandemic has not directly restricted the Company's growth plans as demand for the Company’s products and services is growing as the Company’s customers increase their digital advertising budgets. Although the Company doesn’t expect the COVID-19 pandemic will have material on its future revenues, the severity of the future impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including but not limited to the duration and severity of the pandemic and the extent and severity of the impact on the Company’s customers, all of which are uncertain and cannot be predicted. COVID-19 could cause a sustained decline in the Company’s share price, or the occurrence of what management would deem to be a triggering event that could, under certain circumstances, cause the Company to perform a goodwill or intangible assets impairment test and result in an impairment charge being recorded for that period. In addition, there are certain specific client segments, most notably the travel and entertainment industries, that have been more affected by the COVID-19 pandemic than other businesses. COVID-19 has affected the amount of revenues that we earn from our clients in these industries, and the continuation of the pandemic does have an impact on our growth from these clients. During the twelve months ended December 31, 2020, the Company secured a $3,000,000 commitment from the National Research Council’s Industrial Research Assistance Program (“IRAP”) that was paid in full between May 2020 and September 2021. The Company received $1,386,108 of this commitment during the twelve months ended December 31, 2020. In January 2021, the Company secured an additional $500,000 commitment to bring the total commitment to $3,500,000. On November 16, 2021, the additional $500,000 commitment was increased to $535,200 bringing the total commitment from IRAP to $3,535,200. During the three and twelve months ended December 31, 2021, the Company received $535,200 and $2,149,092, respectively, of this commitment, and those amounts were used to reduce technology costs on the Consolidated Statement of Income (loss) for the same period.

On June 10, 2021, the Company’s common shares were added to and began trading on the Nasdaq Capital Market (the “NASDAQ”).

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

On June 14, 2021, the Company closed a public offering of common shares in the United States and Canada. A total of 5,665,025 common shares of AcuityAds were sold, including the exercise in full by the underwriters of their over-allotment option, at a price of US$10.15 ($12.25) per share, for gross proceeds to the Company of US$57,500,003 ($69,396,556). The offering was completed by a syndicate of underwriters. In consideration for their services, the underwriters received aggregate compensation equal to 5.5% of the gross proceeds of the offering. The Company incurred additional share issuance costs of $1,640,742 in connection with the offering which was recorded as a reduction of equity.

On September 21, 2021, the Company appointed Tatiana Kresling as Interim Chief Financial Officer, succeeding Jonathan Pollack who retired from the Company in accordance with his previously announced plans.

On November 30, 2021, the Company appointed Elliot Muchnik as Chief Financial Officer, succeeding Tatiana Kresling.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

SELECTED FINANCIAL INFORMATION

The following table presents selected summarized financial data for the Company for the three most recently completed financial years. The selected consolidated financial information set out below for Fiscal 2021, Fiscal 2020, and Fiscal 2019 has been derived from the Company’s audited annual Consolidated Financial Statements and related notes.

	Fiscal 2021	Fiscal 2020	Fiscal 2019
Revenue	$122,026,302	$104,894,048	$119,134,229
By line of service:
Managed services	91,807,683	80,500,355	87,996,085
Self-service	30,218,619	24,393,693	31,138,144

Media Cost	58,461,333	50,808,810	61,711,918
Gross Profit	$63,564,969	$54,085,238	$57,422,311
Gross Margin	52%	52%	48%

Sales and marketing expenses	22,274,113	18,127,414	27,019,494
Research and development	12,680,460	13,156,538	13,801,435
General and administrative	8,838,230	5,918,740	7,873,489
Share-based compensation	5,329,438	998,307	1,410,467
Acquisition costs	-	-	1,289,920
Gain on contingent consideration	-	-	(3,066,799)
Impairment loss of intangible assets and goodwill	-	-	3,231,048
Depreciation and amortization	5,057,117	8,894,174	8,123,877
Income (loss) from operations	$9,385,611	$6,990,065	$(2,260,620)

Finance costs	1,053,282	1,663,039	2,493,711
Foreign exchange (gain) loss	(3,374,098)	138,335	699,968
	(2,320,816)	1,801,374	3,193,679

Income taxes	1,150,917	1,497,701	153,107
Net income (loss) for the year	10,555,510	3,690,990	(5,607,406)

Net income (loss) per share (basic and diluted)	0.18	0.07	(0.12)
Adjusted EBITDA	20,271,899	15,798,119	9,714,371

Total Assets	149,825,580	72,433,499	69,358,979
Total non-current liabilities	6,001,599	10,725,906	7,078,899
Working Capital	105,692,066	26,763,590	1,725,793

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

Results for the three and twelve months ended December 31, 2021, and 2020

The following table provides selected financial information from the consolidated statements of income for the three and twelve months ended December 31, 2021, and 2020:

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
Revenue	$36,801,668	$35,057,316	$122,026,302	$104,894,048
By line of service:
Managed services	26,610,018	27,775,862	91,807,683	80,500,355
Self-service	10,191,650	7,281,454	30,218,619	24,393,693
By geography:
US	26,400,940	26,397,973	88,970,329	78,832,978
Canada	5,844,700	4,122,582	17,183,464	11,847,380
Other	4,556,028	4,536,761	15,872,509	14,213,690
Gross Profit (Net Revenue)	19,139,096	18,260,068	63,564,969	54,085,238
Adjusted EBITDA[1]	$5,872,288	$7,819,969	$20,271,899	$15,798,119
Income from operations	2,868,844	6,577,954	9,385,611	6,990,065
Net income	2,467,930	4,165,399	10,555,510	3,690,990
Net income per share (basic and diluted) [2]	0.04	0.08	0.18	0.07

(1)	As defined in “Non-IFRS Financial Measures”.

(2)	Exercisable options to purchase 877,001 (2020 – 1,099,687) common shares and nil (2020 – 40,621) warrants were outstanding as at December 31, 2021. The weighted average number of options and warrants were excluded from the calculation of diluted loss per share for the periods ended December 31, 2021, and 2020 because their inclusion would have been anti-dilutive.

Three months ended December 31, 2021, and 2020

Revenue for the three months ended December 31, 2021 was $36,801,668, an increase of $1,744,352 from $35,057,316 for the three months ended December 31, 2020. Sales of the Company’s managed services platform for the three months ended December 31, 2021, were $26,610,018, a decrease of $1,165,844 from $27,775,862 for the three months ended December 31, 2020. Sales of the Company’s self-service platform for the three months ended December 31, 2021 were $10,191,650, an increase of $2,910,196 from $7,281,454 for the three months ended December 31, 2020. The increase in total revenue for the three months ended December 31, 2021 was primarily a result of the new illumin revenue.

Revenue generated in the United States for the three months ended December 31, 2021 was $26,400,940, an increase of $2,967 from $26,397,973 for the three months ended December 31, 2020. Revenue generated in Canada for the three months ended December 31, 2021 was $5,844,700, an increase of $1,722,118 from $4,122,582 for the three months ended December 31, 2020. Other revenue increased from $4,536,761 to $4,556,028 during the three months ended December 31, 2021.

Adjusted EBITDA for the three months ended December 31, 2021 was $5,872,288, a decrease of $1,947,681 from $7,819,969 for the three months ended December 31, 2020. The year-over-year decrease in Adjusted EBITDA was primarily attributable to higher operating expenses. Net income for the three months ended December 31, 2021 was $2,467,930, a decrease of $1,697,471 from $4,165,399 for the three months ended December 31, 2020. The decrease in net income was a result of an increase in operating expenses and income tax expense.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

Twelve months ended December 31, 2021, and 2020

Revenue for the twelve months ended December 31, 2021 was $122,026,302, an increase of $17,132,254 from $104,894,048 for the twelve months ended December 31, 2020. Sales of the Company’s managed services platform for the twelve months ended December 31, 2021 were $91,807,683, an increase of $11,307,328 from $80,500,355 for the twelve months ended December 31, 2020. Sales of the Company’s self-service platform for the twelve months ended December 31, 2021 were $30,218,619, an increase of $5,824,926 from $24,393,693 for the twelve months ended December 31, 2020. The increase in total revenue for the twelve months ended December 31, 2021 was a result of both the new illumin revenue and the revenue reduction for the same period of 2020 due to the COVID-19 pandemic.

Revenue generated in the United States for the twelve months ended December 31, 2021 was $88,970,329, an increase of $10,137,351 from $78,832,978 for the twelve months ended December 31, 2020. Revenue generated in Canada for the twelve months ended December 31, 2021 was $17,183,464, an increase of $5,336,084 from $11,847,380 for the twelve months ended December 31, 2020. Other revenue increased from $14,213,690 to $15,872,509 during the twelve months ended December 31, 2021.

Adjusted EBITDA for the twelve months ended December 31, 2021 was $20,271,899, an increase of $4,473,780 from $15,798,119 for the twelve months ended December 31, 2020. The year-over-year increase in Adjusted EBITDA was primarily attributable to higher net revenues. Net income for the twelve months ended December 31, 2021 was $10,555,510, an increase of $6,864,520 from $3,690,990 for the twelve months ended December 31, 2020. The increase in net income was primarily due to higher net revenues.

The Company’s revenues and operating results may vary from quarter to quarter as a result of a variety of factors, some of which are outside of the Company’s control, including seasonality and cyclicality, and, in fiscal 2021, the implications of the current COVID-19 pandemic.

Seasonality may be affected by customer mix, such that retail advertisers may concentrate their advertising spending with AcuityAds in the fourth quarter while entertainment advertisers may concentrate their spending to coincide with the launch and display of content, such as television shows or movies. The Company’s rapid growth has led to fluctuating overall operating results due to investments in AcuityAds’ sales and marketing and research and development from quarter to quarter and increases in employee headcount. As a result of these factors, one quarter’s operating results are not necessarily indicative of a future quarter’s operating results.

Net Revenue

The following table sets out a reconciliation of Net Revenue (Gross Profit) to Revenue for each of the periods indicated:

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
Revenue	$36,801,668	$35,057,316	$122,026,302	$104,894,048
Media costs	17,662,572	16,797,248	58,461,333	50,808,810
Net Revenue	19,139,096	18,260,068	63,564,969	54,085,238
Net Revenue margin	52.0%	52.1%	52.1%	51.6%

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

Three months ended December 31, 2021, and 2020

Media costs comprise advertising impressions that the Company purchased from real-time advertising exchanges or through other third parties. For the three months ended December 31, 2021, media costs were $17,662,572 compared to $16,797,248 for the three months ended December 31, 2020. The increase of $865,324 in media costs was attributable to the increased revenue during the period. Net revenue margin was 52% for the three months ended December 31, 2021, compared to 52% for the three months ended December 31, 2020.

Twelve months ended December 31, 2021, and 2020

Media costs comprise advertising impressions that the Company purchased from real-time advertising exchanges or through other third parties. For the twelve months ended December 31, 2021, media costs were $58,461,333 compared to $50,808,810 for the twelve months ended December 31, 2020. The increase of $7,652,523 in media costs was attributable to the increased revenue during the period. Net revenue margin was 52% for the twelve months ended December 31, 2021, compared to 52% for the twelve months ended December 31, 2020.

Reconciliation of net income to Adjusted EBITDA for the three and twelve months ended December 31, 2021, and 2020

The following table presents a reconciliation of Net Income to Adjusted EBITDA for the periods indicated:

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
Net income for the period	$2,467,930	$4,165,399	$10,555,510	$3,690,990
Adjustments:
Finance costs	256,208	358,844	1,053,282	1,663,039
Foreign exchange (gain) loss	(774,611)	669,294	(3,374,098)	138,335
Paycheck Protection Program loan forgiveness	-	(1,816,836)	-	(1,816,836)
Depreciation and amortization	1,240,123	2,253,557	5,057,117	8,894,174
Income taxes (refunds)	919,317	105,717	1,150,917	219,001
Non-cash income tax adjustment	-	1,278,700	-	1,278,700
Share-based compensation	1,375,221	513,156	5,329,438	998,307
Severance expenses	27,500	4,231	139,133	245,365
Nonrecurring expenses	360,600	287,907	360,600	487,044
Total adjustments	3,404,358	3,654,570	9,716,389	12,107,129
Adjusted EBITDA	$5,872,288	$7,819,969	$20,271,899	$15,798,119

Three months ended December 31, 2021, and 2020

Adjusted EBITDA for the three months ended December 31, 2021 was $5,872,288 compared to $7,819,969 for the three months ended December 31, 2020. The year-over-year decrease of $1,947,681 in Adjusted EBITDA was primarily attributable to higher operating expenses.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

Twelve months ended December 31, 2021, and 2020

Adjusted EBITDA for the twelve months ended December 31, 2021 was $20,271,899 compared to $15,798,119 for the twelve months ended December 31, 2020. The year-over-year increase of $4,473,780 in Adjusted EBITDA was primarily attributable to higher net revenues.

Operating Expenses, Finance Costs, and Foreign Exchange

The following table summarizes various expenses for the three and twelve months ended December 31, 2021, and 2020:

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2021	2020	2021	2020
Sales and marketing	$7,291,942	$4,503,996	$22,274,113	$18,127,414
Technology	2,963,946	3,336,948	12,680,460	13,156,538
General and administrative	3,399,020	1,074,457	8,838,230	5,918,740
Share-based compensation	1,375,221	513,156	5,329,438	998,307
Depreciation and amortization	1,240,123	2,253,557	5,057,117	8,894,174
Finance costs	256,208	358,844	1,053,282	1,663,039
Foreign exchange (gain) loss	(774,611)	669,294	(3,374,098)	138,335

Sales and marketing expenses

Sales and marketing expenses consist of all costs associated with selling and marketing the Company’s services and products. The costs include all salary and benefit costs, personnel costs, commissions and variable compensation, travel, marketing, payroll taxes and employee health and related benefit expenses, for the sales, marketing, and account management teams. Sales and marketing expenses for the three months ended December 31, 2021 were $7,291,942, an increase of $2,787,946 compared to the same period of the prior year. The year-over-year increase was primarily related to the loan forgiveness of $1,282,208 under the Paycheck Protection Program (“PPP”) as part of the United States Coronavirus Aid, Relief and Economic Security Act which occurred in Q4 of 2020. Sales and marketing expenses represented 20% of revenue for the three months ended December 31, 2021, compared with 17% for the same period of the prior year.

Sales and marketing expenses for the twelve months ended December 31, 2021 were $22,274,113, an increase of $4,146,699 compared to the same period of the prior year. The year-over-year increase was primarily related to an increase in total revenue and the PPP loan forgiveness of $1,282,208 in 2020. Excluding PPP loan forgiveness sales and marketing expenses represented 18% of revenue for the twelve months ended December 31, 2021, compared to 19% for the same period of the prior year.

Technology

Technology expenses consist of all costs associated with increasing the Programmatic Marketing Platform’s effectiveness and efficiency. The majority of such costs comprise of salary and benefit costs and costs associated with housing the required computer equipment. Technology expenses for the three months ended December 31, 2021, were $2,963,946, a decrease of $373,002 compared to the same period of the prior year. Excluding government grants and capitalized salaries, during the three months ended December 31, 2021, technology expenses decreased by $570,691 compared to the same period from the prior year. Excluding government grants and capitalized salaries, for the three months ended December 31, 2021, technology expenses represented 10% of revenue compared to 12% for the same period of the prior year.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

During the three months ended December 31, 2021, the Company received $535,200 in government grants related to technology from IRAP compared to $567,408 during the three months ended December 31, 2020. During the three months ended December 31, 2021, the Company capitalized $300,000 salary costs that related to revenue generating technology compared to nil for the three months ended December 31, 2020. During the three months ended December 31, 2021, the Company did not undertake any PPP loan forgiveness compared to PPP loan forgiveness of $465,481 for the three months ended December 31, 2020.

Technology expenses for the twelve months ended December 31, 2021 were $12,680,460, a decrease of $476,078 compared to the same period of the prior year. Excluding government grants and capitalized salaries, during the twelve months ended December 31, 2021, technology expenses decreased by $166,986 compared to the same period from the prior year. Excluding government grants and capitalized salaries, for the twelve months ended December 31, 2021, technology expenses represented 13% of revenue compared to 15% for the same period of the prior year.

During the twelve months ended December 31, 2021, the Company received $2,149,092 in government grants related to technology from IRAP compared to $1,386,108 for the twelve months ended December 31, 2020. During the twelve months ended December 31, 2021, the Company capitalized $1,259,165 in salaries related to revenue-generating technology compared to $300,000 for the twelve months ended December 31, 2020. During the twelve months ended December 31, 2021, the Company received nil from the Canadian Employment Wage Subsidy “CEWS” compared to $733,102 for the twelve months ended December 31, 2020. During the twelve months ended December 31, 2021, the Company did not undertake any PPP loan forgiveness compared to PPP loan forgiveness of $465,481 for the twelve months ended December 31, 2020.

General and administrative

General and administrative expenses include salaries and benefits of the administrative staff, occupancy costs, public company fees, insurance, professional fees, and supplies. General and administrative expenses for the three months ended December 31, 2021 were $3,399,020, an increase of $2,324,563 compared to the same period of the prior year. The year-over-year increase was primarily related to the increased legal advisory and insurance costs that arose from listing on the NASDAQ. For the three months ended December 31, 2021, general and administrative expenses represented 9% of revenue compared to 3% for the same period of the prior year.

General and administrative expenses for the twelve months ended December 31, 2021 were $8,838,230, an increase of $2,919,490 compared to the same period of the prior year. The year-over-year increase was primarily related to the increased legal advisory and insurance costs that arose from listing on the NASDAQ. For the twelve months ended December 31, 2021, general and administrative expenses represented 7% of revenue compared to 6% for the prior year.

Share-based compensation

Share-based compensation expenses for the three months ended December 31, 2021 were $1,375,221, an increase of $862,065 compared to the same period of the prior year. Share-based compensation expenses for the twelve months ended December 31, 2021 were $5,329,438, an increase of $4,331,131 compared to the prior year. The increase in share-based compensation expense was related to an increase in share compensation granted in the three and twelve months ending December 31, 2021.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

Depreciation and amortization

Depreciation and amortization for the three months ended December 31, 2021 were $1,240,123, a decrease of $1,013,434 compared to the same period of the prior year. Depreciation and amortization for the twelve months ended December 31, 2021 were $5,057,117, a decrease of $3,837,057 compared to the prior year. The year-over-year decrease was attributable to the lower intangible asset balance as a result of fully amortizing certain intangible assets in December 2020.

Finance costs

Finance costs for the three months ended December 31, 2021 were $256,208, a decrease of $102,636 compared to the same period of the prior year. Finance costs for the twelve months ended December 31, 2021 were $1,053,282, a decrease of $609,757 compared to the prior year. The decrease in finance costs was primarily due to the debt repayment during the period, resulting in a lower outstanding debt balance as compared to the same period of the prior year as well as the term loan interest rate decreasing from 12% to 3.85% as a result of the April 2020 debt refinancing with Silicon Valley Bank.

Foreign exchange (gain) loss

Foreign exchange (gain) loss consists of the realized and unrealized exchange differences due to fluctuations between the Canadian dollar, the U.S. dollar, and the Euro. The Company recorded a net foreign exchange gain of $774,611 for the three months ended December 31, 2021, compared to a loss of $669,294 for the three months ended December 31, 2020.

The Company recorded a net foreign exchange gain of $3,374,098 for the twelve months ended December 31, 2021, compared to a loss of $138,335 for the twelve months ended December 31, 2020.

Historically, the Company has not hedged foreign currency transactions, but may elect to do so in the future if it is determined to be advantageous.

OUTLOOK

While the impact of the COVID-19 pandemic has created short-term uncertainty with respect to the Company's revenues, Adjusted EBITDA and net income, the Company still expects to continue to grow these measures in 2022 and in the medium to long term.1

See “Forward-Looking Information”.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

Summary of Quarterly Results

The following unaudited table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters. The unaudited quarterly information has been prepared in accordance with IFRS.

	Quarter Ended
	Dec 31, 2021	Sept 30, 2021	Jun 30, 2021	Mar 31, 2021		Dec 31, 2020	Sept 30, 2020	Jun 30, 2020		Mar 31, 2020
Revenue	$36,801,680	$27,484,820	$30,285,222		$27,454,592	$35,057,316	$26,064,322		$19,556,810	$24,215,600
Net income (loss)	$2,467,930	$3,362,127	$3,361,572	$	l,363,881	$4,165,399	$921,220	$	(l,600,405)	$204,774
Net income (loss) per share:	$0.04	$0.06	$0.06		$0.03	$0.07	$0.02		$(0.03)	$0.00
Weighted average number of shares outstanding (000'S)	60,720,142	60,609,370	58,014,013		54,398,478	52,855,998	50,312,701		49,523,122	48,997,938

LIQUIDITY AND CAPITAL RESOURCES

Selected financial information from the statements of financial position as at December 31, 2021 and December 31, 2020 are as follows:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$102,208,807	$22,638,300
Working capital(1)	105,692,066	26,763,590
Total assets	149,825,580	72,433,499
Current liabilities	30,767,973	29,657,005
Other non-current liabilities	6,001,599	10,725,906
Shareholders’ equity	113,056,008	32,050,588

(1) Working capital is defined as current assets less current liabilities.

As at December 31, 2021, the Company had cash and cash equivalents of $102,208,807 compared to $22,638,300 as at December 31, 2020.

Cash flows generated from operations were $19,693,544 during the twelve months ended December 31, 2021, as compared to $19,431,150 during the twelve months ended December 31, 2020.

Cash flows used in investing activities were $2,327,951 during the twelve months ended December 31, 2021, compared to $5,316,521 during the twelve months ended December 31, 2020. The decrease was primarily due to a reduction in asset purchases compared to the prior-year period.

Cash flows generated from financing activities were $58,810,125 during the twelve months ended December 31, 2021, compared to $1,254,884 during the twelve months ended December 31, 2020. The increase was primarily due to the public equity offering completed during the period ended December 31, 2021, which generated $63,955,491.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. While the Company currently has sufficient operating capital to meet its day-to-day operating expenses, it is possible that the Company could experience a working capital deficiency in the future, which would have a materially adverse effect on the Company’s liquidity. The Company currently has sufficient operating capital to meet its day to day operating expenses.

Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional debt. There is no certainty that additional financing, whether debt or equity, will be available or that it will be available on commercially attractive terms. Additional information can be found in the Company’s Consolidated Financial Statements which are available on SEDAR at www.sedar.com

Common Shares

Changes in the number of issued common shares of the Company from December 31, 2020 to December 31, 2021 are as follows:

Number of Common Shares
Balance December 31, 2020	53,422,024
Shares issued –Warrants exercised	39,821
Shares issued – Equity financing	5,665,025
Shares issued –Options exercised	757,183
Shares issued – DSUs exercised	573,508
Shares issued – RSUs exercised	276,242
Balance December 31, 2021	60,733,803

Preference Shares

While the Company is authorized to issue an unlimited number of preference shares, the Company has no preference shares issued and outstanding.

Stock Options

The Company presently issues stock options, deferred share units (“DSUs”), performance share units (“PSUs”) and restricted share units (RSUs”) pursuant to its omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Prior to June 16, 2020, the Company issued stock options pursuant to its predecessor stock option plan (the “Stock Option Plan”) and DSUs pursuant to its predecessor deferred share unit plan (the “DSU Plan”). Although the Company no longer issues new stock options or DSUs pursuant to the predecessor Stock Option Plan and DSU Plan, respectively, previously issued stock options and DSUs remain outstanding and are governed by the existing plans under which they were initially issued.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the DSU Plan and any other security-based compensation arrangement of the Company, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time. As at December 31, 2021, the Company was entitled to issue a maximum of 9,110,070 equity-based awards collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

The following table summarizes the continuity of stock options issued by the Company under the Stock Option Plan:

	December 31, 2021		December 31, 2020
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding – Beginning of year	1,865,519	1.69	3,409,886	1.45
Granted	3,333	1.06	350,000	1.53
Forfeited or cancelled	(29,334)	1.06	(760,885)	1.19
Exercised	(745,517)	1.41	(1,133,482)	1.29

Options outstanding – End of period	1,094,001	1.90	1,865,519	1.69

Options exercisable – End of period	877,001	1.99	1,099,687	2.02

The following table summarizes the continuity of stock options issued by the Company under the Omnibus Incentive Plan:

	December 31, 2021		December 31, 2020
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding – Beginning of year	35,000	2.09	-	-
Granted	-	-	45,000	2.09
Forfeited or cancelled	-	-	(10,000)	2.09
Exercised	(11,666)	2.09	-	-

Options outstanding – End of period	23,334	2.09	35,000	2.09

Options exercisable – End of period	-	-	-	-

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

Deferred Share Units

During the three and twelve months ended December 31, 2021, the Company issued 14,205 and 63,876 DSUs to employees, officers, directors, and consultants of the Company as compared to nil and 204,008 during the three and twelve months ended December 31, 2020, respectively.

During the three and twelve months ended December 31, 2021, 31,997 and 578,053 DSUs, respectively, were exercised as compared to 316,889 and 981,578 during the three and twelve months ended December 31, 2020, respectively.

Restricted Share Units

During the three and twelve months ended December 31, 2021, the Company issued 649,161 and 952,967 RSUs to employees, officers, directors, and consultants of the Company as compared to 231,666 and 1,321,074 during the three and twelve months ended December 31, 2020, respectively.

During the three and twelve months ended December 31, 2021, 49,184 and 271,697 RSUs were exercised as compared to 97,129 and 97,129 during the three and twelve months ended December 31, 2020, respectively. As at December 31, 2021, the Company had 1,771,308 RSUs outstanding.

Warrants

For the three and twelve months ended December 31, 2021, the Company did not issue any warrants and, during the same period, nil and 39,821 warrants were exercised. During the three and twelve months ended December 31, 2021, nil and 800 warrants, respectively, were forfeited. As a result, as at December 31, 2021, the Company had no warrants outstanding.

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities for the financial liabilities:

	December 31, 2021
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	>3 years $
Accounts payable and accrued Liabilities	24,853,497	24,853,497	24,853,497	-	-
International Loans	882,085	882,085	467,312	414,773	-
Term loans	5,916,956	6,222,416	2,478,838	3,743,578	-
Lease Obligations	4,206,869	4,724,847	2,058,161	2,666,686	-

	35,859,407	36,682,845	29,857,808	6,825,037	-

	December 31, 2020
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	>3 years $
Accounts payable and accrued liabilities	23,232,661	23,232,661	23,232,661		-
International Loans	1,980,229	1,980,229	1,092,297	887,932	-
Term loans	8,278,004	8,710,774	2,481,550	6,229,224	-
Lease Obligations	6,892,017	7,315,497	3,366,199	3,949,298	-

	40,382,911	41,239,161	30,172,707	11,066,454	-

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material adverse effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TRANSACTIONS WITH RELATED PARTIES

During the twelve months ended December 31, 2021, there were no transactions with related parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Consolidated Financial Statements and application of IFRS often involve management's judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. Significant assumptions and estimates used in preparing the financial statements include those related to credit quality of accounts receivable, income tax credits receivable, share-based payments, impairment tests for non-financial assets, as well as revenue and cost recognition. AcuityAds bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company reviews estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which estimates are revised and may impact future periods as well. Other results may be derived with different judgments or using different assumptions or estimates and events may occur that could require a material adjustment. Significant accounting policies and estimates under IFRS are found in Note 2 of the Company’s Condensed Interim Consolidated Financial Statements which are available on SEDAR at www.sedar.com.

CHANGES IN ACCOUNTING POLICIES

Recently adopted accounting pronouncements

For the year ended December 31, 2021, the Company has not adopted any new accounting policies.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined under applicable Canadian securities laws and by the United States Securities and Exchange Commission (“SEC”) in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Registrant’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021

Management determined that there were no material weaknesses in the Registrant’s internal control over financial reporting as at December 31, 2021.

There have been no changes to the Company’s internal controls over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, AcuityAds’ internal control over financial reporting.

OUTSTANDING SHARE DATA

As at March 9, 2022, 60,733,803 common shares and no preference shares were issued and outstanding. In addition, as at March 9, 2022, there were 1,117,335 stock options outstanding, each of which represents the right to acquire one common share, with exercise prices ranging from $0.96 to $4.60 per share. As at March 9, 2022, there were 777,942 DSUs outstanding and 1,760,323 RSUs outstanding, each of which represents the right to acquire one common share.

RISK FACTORS

AcuityAds is exposed to a variety of business risks, financial and accounting risks, and industry risks in the normal course of operations. A detailed description of risk factors associated with the Company’s business is given in the “Risk Factors” section of the Annual Information Form for the year ended December 31, 2021, which is available under the Company’s profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s AIF, is posted on SEDAR at www.sedar.com. The Company’s common shares are listed on the TSX under the symbol “AT” and the NASDAQ under the symbol “ATY”.